VIA EDGAR

November 30, 2009

Re:	MasterCard Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 19, 2009 File No. 001-32877

Michael Johnson, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Johnson:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following response to your letter dated November 13, 2009 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 19, 2009.

To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	-2-	November 30, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (Incorporated by reference to Definitive Proxy Statement on Schedule 14A)

Certain Relationships and Related Transactions, page 27

1.	We note that Citibank, JPMorgan Chase and the HSBC Banks, principal stockholders of MasterCard International, own a portion of the United States franchise of Mondex International, your wholly-owned subsidiary, and that a portion of your $2.5 billion credit facility is syndicated to Citibank, JPMorgan Chase and the HSBC Banks. It appears that future filings should disclose, in your related party section, the portion of Mondex International owned by, and the portion of your $2.5 billion credit facility that is syndicated to, each of these principal stockholders. Refer to Item 404(a) of Regulation S-K.

MasterCard acknowledges the Staff’s comment and will disclose the information required by Item 404(a) of Regulation S-K with respect to the portion of Mondex International owned by Citibank, JPMorgan Chase and the HSBC Banks and the portion of its $2.5 billion credit facility that is syndicated to each of those banks in the Certain Relationships and Related Transactions section of its future filings.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Craig Wilson Mark Shuman Patrick Gilmore MasterCard Incorporated Martina Hund-Mejean Melissa Ballenger Noah J. Hanft Bart S. Goldstein